Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,401,926	0.01102%	$595.29
Fees Previously Paid			$0.00
Total Transaction Valuation			$5,401,926
Total Fees Due for Filing			$595,29
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$595.29